300 North LaSalle
Chicago, IL 60654
James S. Rowe	United States
To Call Writer Directly:		Facsimile:
+1 312 862 2191	+1 312 862 2000	+1 312 862 2200
james.rowe@kirkland.com
www.kirkland.com

September 13, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Blaise Rhodes
Doug Jones
Charlie Guidry
Dietrich King

Re:	A.K.A. Brands Holding Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 7, 2021
CIK No. 1865107

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, a.k.a Brands Holding Corp., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comment raised in the letter to the Company, dated September 10, 2021, from the staff of the SEC (the “Staff”). The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in italics). Where applicable, we have also referenced in the Company’s response set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing the comment raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Austin    Bay Area    Beijing    Boston    Dallas     Hong Kong    Houston    London    Los Angeles    Munich    New York    Paris     Shanghai    Washington, D.C.

Securities and Exchange Commission

September 13, 2021

Unaudited Pro Forma Consolidated Financial Information

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 86

1.

Please explain to us why the AUD$5.0 million used in the repurchase of Petal & Pup’s 6% equity on August 19, 2021 disclosed in note 6.1.A(b) is not shown as a reduction in cash on the pro forma balance sheet.

Response

In response to the Staff’s comment, the Company has revised the Unaudited Pro Forma Consolidated Balance Sheet and the Notes to Unaudited Pro Forma Consolidated Financial Statements and made other conforming updates throughout the Prospectus to show the AUD$5.0 million used in the repurchase of Petal and Pup’s 6% equity as a reduction in cash on the pro forma balance sheet.

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Securities and Exchange Commission

September 13, 2021

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191 or Michael P. Keeley at (312) 862-2144.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Jill Ramsey
a.k.a. Brands Holding Corp.